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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILES
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                             V.I. TECHNOLOGIES, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    917920100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------

--------------------------------------------------------------------------------
 1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, L.L.C.) 13-3986302
 ................................................................................
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................

         (b)
              ..................................................................
--------------------------------------------------------------------------------
3.       SEC Use Only
                       .........................................................
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware
                                                ................................
--------------------------------------------------------------------------------
Number of Shares     5.      Sole Voting Power      1,801,470
Beneficially                                    ............................
Owned by Each      -------------------------------------------------------------
Reporting Person     6.      Shared Voting Power      Not applicable.
With:                                      ..........................
                   -------------------------------------------------------------
                     7.      Sole Dispositive Power     1,801,470
                                                        ........................
                   -------------------------------------------------------------
                     8.      Shared Dispositive Power     Not applicable.
                                                          ......................
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   1,801,470
                                                                    ............
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) ........................................................

11.  Percent of Class Represented by Amount in Row (9)  9.0%
                                                        ........................
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
LLC
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------



                               Page 2 of 12 pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------


PRELIMINARY: The information contained in this Schedule 13G has been amended to ----------- reflect a change in the name and controlling persons of the Reporting Person.

ITEM 1.

        (a)   NAME OF ISSUER:
              ---------------

              V.I. TECHNOLOGIES, Inc.

        (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              ------------------------------------------------

              155 Duryea Road
              Melville, NY 11747

ITEM 2.

        (a)   NAME OF PERSON FILING:

              J.P. Morgan Partners (23A SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

        (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              ------------------------------------------------------------

              1221 Avenue of the Americas
              New York, New York  10020

        (c)   CITIZENSHIP:
              ------------

              Delaware

        (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):
              ----------------------------------------

              Common Stock

        (e)   CUSIP NUMBER:
              -------------

              917920100

ITEM 3.  IF THIS  STATEMENT IS FILED  PURSUANT TO SS. SS.  240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

        (a)   AMOUNT BENEFICIALLY OWNED:
              --------------------------

              1,801,470 (as of December 31, 2000)

        (b)   PERCENT OF CLASS:
              -----------------

              9.0% (as of December 31, 2000)


                               Page 3 of 12 pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------


           (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  ---------------------------------------------

                  (i)   1,801,470
                  (ii)  Not applicable.
                  (iii) 1,801,470
                  (iv)  Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable









                               Page 4 of 12 pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                         J.P. MORGAN PARTNERS (23A SBIC), LLC


                         By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                             its Managing Member



                         By: /s/ JEFFREY C. WALKER
                         --------------------------------------------------
                             Name:  Jeffrey C. Walker
                             Title: President














                               Page 5 of 12 pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------


                                  EXHIBIT 2(a)
                                  ------------



ITEM 2.  IDENTITY AND BACKGROUND.
-------  ------------------------

     This statement is being filed by J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

     JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

     Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.










                               Page 6 of 12 pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------

                                                                     SCHEDULE A
                                                                     ----------

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.
                  ---------------------------------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

President                              Jeffrey C. Walker*
Executive Vice President               Mitchell J. Blutt, M.D.*
Executive Vice President               Arnold L. Chavkin*
Executive Vice President               John M.B. O'Connor*
Managing Director                      John R. Baron*
Managing Director                      Christopher C. Behrens*
Managing Director                      David S. Britts*
Managing Director                      Rodney A. Ferguson*
Managing Director                      David Gilbert*
Managing Director                      Evan Graf*
Managing Director                      Eric A. Green*
Managing Director                      Michael R. Hannon*
Managing Director                      Donald J. Hofmann, Jr.*
Managing Director                      W. Brett Ingersoll*
Managing Director                      Alfredo Irigoin*
Managing Director                      Andrew Kahn*
Managing Director                      Jonathan R. Lynch*
Managing Director                      Jonathan Meggs*
Managing Director                      Thomas G. Mendell*
Managing Director                      Stephen P. Murray*
Managing Director                      Joao Neiva de Figueiredo, Ph.D.*
Managing Director                      Timothy Purcell*
Managing Director                      Thomas Quinn*
Managing Director                      Peter Reilly*
Managing Director                      Robert R. Ruggiero, Jr.*
Managing Director                      Susan L. Segal*
Managing Director                      Shahan D. Soghikian*
Managing Director                      Georg Stratenwerth*
Managing Director                      Lindsay Stuart*
Managing Director                      Patrick J. Sullivan*
Managing Director                      Kelly Shackelford*
Managing Director                      Charles R. Walker*
Managing Director                      Timothy J. Walsh*
Managing Director                      Richard D. Waters, Jr.*
Managing Director                      Damion E. Wicker, M.D.*
Managing Director                      Eric R. Wilkinson*
Senior Vice President                  Marcia Bateson*
Vice President and Treasurer           Elisa R. Stein*
 Secretary                             Anthony J. Horan**
Assistant Secretary                    Robert C. Caroll**
Assistant Secretary                    Denise G. Connors**


-------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10017.


                               Page 7 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------


                                  DIRECTORS(1)
                                  ------------

                               Jeffrey C. Walker*




























-------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 8 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------

                                                                     SCHEDULE B
                                                                     ----------


                            THE CHASE MANHATTAN BANK
                            ------------------------

                             EXECUTIVE OFFICERS(1)
                             ---------------------


Chairman of the Board                              Douglas A. Warner, III*
President and Chief Executive Officer              William B. Harrison Jr. *
Vice Chairman                                      Geoffrey T. Boisi*
Vice Chairman                                      David A. Coulter*
Managing Director                                  Ramon de Oliveira*
Director of Human Resources                        John J. Farrell*
Vice Chairman                                      Walter A. Gubert*
Managing Director                                  Thomas B. Ketchum*
Director of Corporate Marketing and                Frederick W. Hill*
  Communications
Vice Chairman                                      Donald H. Layton*
Vice Chairman                                      James B. Lee Jr. *
General Counsel                                    William H. McDavid*
Vice Chairman                                      Marc J. Shapiro*
Managing Partner                                   Jeffrey C. Walker**



                                                DIRECTORS(1)
                                                -----------

                                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                    BUSINESS OR RESIDENCE ADDRESS
 ----                                    ---------------------------------------
--------------------------------------------------------------------------------
 Hans W. Becherer                        Chairman of the Board
                                         Chief Executive Officer
                                         Deere & Company
                                         One John Deere Place
                                         Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                   President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, New York  10019
--------------------------------------------------------------------------------
 M. Anthony Burns                        Chairman of the Board and
                                         Chief Executive Officer
                                         Ryder System, Inc.
                                         3600 N.W. 82nd Avenue
                                         Miami, Florida  33166
--------------------------------------------------------------------------------




-------------------------
(1) Each the persons named below is a citizen of the United States of America.

 * Principal occupation is executive officer and/or partner of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 9 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------



                                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                    BUSINESS OR RESIDENCE ADDRESS
 ----                                    ---------------------------------------
--------------------------------------------------------------------------------
 H. Laurence Fuller                     Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois  60563
--------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.               President and Chief Executive Officer
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        919 Third Avenue - Room 29-72
                                        New York, New York  10022
--------------------------------------------------------------------------------
 John R. Stafford                       Chairman, President and
                                        Chief Executive Officer
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Douglas A. Warner III                  Chairman of the Board
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                    Professor of Business Administration and
                                         Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------










                               Page 10 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------


                                                                     SCHEDULE C
                                                                     -----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

Chairman of the Board                             Douglas A. Warner, III*
President and Chief Executive Officer             William B. Harrison Jr. *
Vice Chairman                                     Geoffrey T. Boisi*
Vice Chairman                                     David A. Coulter*
Managing Director                                 Ramon de Oliveira*
Director of Human Resources                       John J. Farrell*
Vice Chairman                                     Walter A. Gubert*
Managing Director                                 Thomas B. Ketchum*
Director of Corporate Marketing and
  Communications                                  Frederick W. Hill*
Vice Chairman                                     Donald H. Layton*
Vice Chairman                                     James B. Lee Jr. *
General Counsel                                   William H. McDavid*
Vice Chairman                                     Marc J. Shapiro*
Managing Partner                                  Jeffrey C. Walker**


                                  DIRECTORS(1)
                                  ------------

                                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                     BUSINESS OR RESIDENCE ADDRESS
----                                     ---------------------------------------
--------------------------------------------------------------------------------
Hans W. Becherer                         Chairman of the Board
                                         Chief Executive Officer
                                         Deere & Company
                                         One John Deere Place
                                         Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel                         Chairman and Chief Executive Officer
                                         Bechtel Group, Inc.
                                         P.O. Box 193965
                                         San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.                    President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy                      Chairman of the Board
                                         Honeywell International
                                         P.O. Box 3000
                                         Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

-----------------------

(1) Each of whom is a United States citizen.

 * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.




                              Page 11 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: V.I. TECHNOLOGIES, Inc.                             CUSIP NO.: 917920100
-------                                                     ----------



                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                    BUSINESS OR RESIDENCE ADDRESS
----                                    ---------------------------------------
-------------------------------------------------------------------------------
M. Anthony Burns                        Chairman of the Board and
                                        Chief Executive Officer
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, Florida  33166
-------------------------------------------------------------------------------
H. Laurence Fuller                      Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois  60563
-------------------------------------------------------------------------------
Ellen V. Furter                         President
                                        American Museum of Natural History
                                        Central Park West at 79th Street
                                        New York, NY 10024
-------------------------------------------------------------------------------
William H. Gray, III                    President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia  22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.                President and Chief Executive Officer
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                        Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        919 Third Avenue - Room 29-72
                                        New York, New York  10022
-------------------------------------------------------------------------------
Lee R. Raymond                          Chairman of the Board and Chief
Exxon Mobil Corporation                   Executive Officer
                                        5959 Las Colinas Boulevard
                                        Irving, TX 75039-2298
-------------------------------------------------------------------------------
John R. Stafford                        Chairman, President and Chief Executive
American Home Products Corporation        Officer
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
-------------------------------------------------------------------------------
Lloyd D. Ward                           Former Chairman of Board and Chief
                                          Executive Officer of Maytag
                                        13338 Lakeshore Drive
                                        Clive, Iowa  50325
-------------------------------------------------------------------------------
Douglas A. Warner III                   Chairman of the Board
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
-------------------------------------------------------------------------------

Marina v.N. Whitman                     Professor of Business Administration
                                          and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------


                              Page 12 of 12 Pages